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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Kabushiki Kaisha Millea Holdings
(Exact name of issuer of deposited securities as specified in its charter)

Millea Holdings, Inc.
(Translation of issuer's name into English)

Japan
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Tokio Marine Management, Inc.
230 Park Avenue
New York, New York 10169
Tel. No.: (212) 297-6600
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Eugene C. Gregor, Esq. Davis Polk & Wardwell Izumi Garden Tower 33F 1-6-1 Roppongi Minato-ku, Tokyo 106-6033, Japan
It is proposed that this filing become effective under Rule 466
☐	immediately upon filing
☐	on (Date) at (Time)

        If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five one-thousandths (0.005) of one share of common stock of Millea Holdings, Inc.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$588.50

(1)
Each unit represents one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top centre
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs 16 and 17
	(iii)	Collection and distribution of dividends	Paragraphs 7, 10, 14 and 16
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs 13, 16 and 17
	(v)	Sale or exercise of rights	Paragraphs 10, 14, 16, 18 and 20
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 3, 7, 10, 14 and 18
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs 22 and 23
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph 13
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs 2, 4, 6, 7, 8, 9, 10 and 24
	(x)	Limitation upon the liability of the Depositary	Paragraphs 7, 19, 20 and 25
(3)	Fees and Charges		Paragraph 10

Item 2.    AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(b)	Statement that Millea Holdings, Inc. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph 13

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

  (a)
  Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of February     , 2005 among Millea Holdings, Inc., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

  (b)
  Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

  (c)
  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

  (d)
  Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

  (e)
  Certification under Rule 466. Not applicable.

  (f)
  Powers of Attorney. Included as part of the signature pages hereto.

Item 4.    UNDERTAKINGS

  (a)
  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

  (b)
  If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 22, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., as Depositary
By:	/s/ JOSEPH M. LEINHAUSER
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Millea Holdings, Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on February 22, 2005.

MILLEA HOLDINGS, INC.
By:	/s/ KATSUO HANDA
Name:	Katsuo Handa
Title:	Executive Vice President

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Katsuo Handa and Tetsuya Unno, and each of them severally, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ TOMIO HIGUCHI Tomio Higuchi	Chairman and Representative Director	February 22, 2005
/s/ KUNIO ISHIHARA Kunio Ishihara	President and Representative Director — Principal Executive Officer	February 22, 2005
Katsuo Handa	Executive Vice President and Representative Director	, 2005
/s/ YASUO YAOITA Yasuo Yaoita	Managing Director (Representative Director)	February 22, 2005
/s/ TOMOHIRO KOTANI Tomohiro Kotani	Managing Director (Representative Director) — Principal Financial Officer and Principal Accounting Officer	February 22, 2005
/s/ SHOJI UENO Shoji Ueno	Director	February 22, 2005
/s/ YASUO TAGO Yasuo Tago	Director	February 22, 2005
Minoru Makihara	Director	, 2005
Masamitsu Sakurai	Director	, 2005
Haruo Shimada	Director	, 2005
/s/ TOSHIRO YAGI Toshiro Yagi	Director	February 22, 2005
/s/ SUKEAKI OHTA Sukeaki Ohta	Director	February 22, 2005
/s/ YOICHIRO IWAMA Yoichiro Iwama	Director	February 22, 2005

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized United States representative of Millea Holdings, Inc. has signed this Registration Statement or amendment thereto in the City of New York, on February 22, 2005.

TOKIO MARINE MANAGEMENT, INC.
By	/s/ HIROSHI NARIMATSU
Name:	Hiroshi Narimatsu
Title:	Director, Chairman & CEO

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Amended and Restated Deposit Agreement.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

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PART I INFORMATION REQUIRED IN PROSPECTUS
CROSS REFERENCE SHEET
  Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
  Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURE
SIGNATURES
POWER OF ATTORNEY
AUTHORIZED UNITED STATES REPRESENTATIVE
INDEX TO EXHIBITS